Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	June 30,
	2006	2005

Income from continuing operations before income tax	$98,125	$70,545

Add:
Fixed charges	32,463	19,811
Amortization of capitalized interest	932	863

Less:
Interest capitalized	4,305	824
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$127,215	$90,395

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$21,032	$13,340
Interest capitalized	4,305	824
Portion of rent expense representative of interest (30%)	7,126	5,647

Fixed charges	$32,463	$19,811

Ratio of earnings to fixed charges	3.92	4.56

Deficiency of earnings to cover fixed charges	$—	$—